UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	24 November 2014

Number	21/14

DEMERGER UPDATE

BHP Billiton today announced a number of appointments to the management team of the new company it plans to create from its proposed demerger and provided an update on progress towards completion.

Speaking at an investor and analyst briefing in Sydney, Andrew Mackenzie, BHP Billiton Chief Executive Officer said: “The demerger is an important step for BHP Billiton. It will allow us to improve the productivity of our largest businesses more quickly and create a new company of global significance that is well positioned to maximise the value of its high-quality assets. We are making good progress and remain on track to complete the demerger in the first half of 2015.”

Ricus Grimbeek has been appointed President and Chief Operating Officer Elect Australia and will be based in Perth. Mike Fraser has been appointed President and Chief Operating Officer Elect Africa and will be based in the new company’s regional Johannesburg office.

Ricus will join the new company from Worsley, where he has been Asset President since November 2011. Ricus has deep operational experience having also served as Asset President of the Ekati Diamond mine and Executive Vice President (Mining and Concentrating) for Lonmin Platinum. Before joining Worsley he led BHP Billiton’s Health, Safety, Environment and Community function.

Mike is currently a member of the BHP Billiton Group Management Committee and President, Human Resources. He has extensive experience in southern Africa, having worked at the Group’s coal, aluminium and manganese assets before being appointed Asset President of the Mozal aluminium smelter.

Graham Kerr, Chief Executive Officer Elect of the new company said: “I am delighted to appoint such high calibre people to these key leadership roles. Ricus and Mike bring not only deep operational expertise, but the best of BHP Billiton’s values and skills, including their relentless commitment to health, safety and our communities. Through this depth of experience they are well placed to further improve the performance of our operations.”

“We are building a new company from the ground up and the process of establishing our regional operating model and leadership team is progressing to plan. With our 12 selected assets already well positioned in their respective industries, and the opportunity to further reduce overheads and increase productivity, we are well placed to benefit from the strong demand forecast for our products,” he said.

Dividend policy

BHP Billiton Plc and BHP Billiton Limited shareholders will be entitled to 100 per cent of the shares in the new company through a pro-rata in-specie distribution. Shareholders will retain their shares in BHP Billiton and the Group will not re-base its dividend as a result of the demerger, implying a higher payout ratio. BHP Billiton remains committed to steadily increasing or at least maintaining its dividend per share in US dollar terms at each half yearly payment following the demerger. In addition, the new company will have the flexibility to consider a dividend policy that reflects its cash generating capacity.

Company brand and further proposed Board appointments

As previously announced David Crawford will chair the new company and will be joined on its Board by current BHP Billiton director Keith Rumble and executives Graham Kerr and Xolani Mkhwanazi. “We have made considerable progress towards developing the brand of the new company and in identifying additional prospective directors. We will announce the name and proposed directors before shareholders are asked to vote on the proposal,” Mr Crawford said.

Regulatory approvals and timetable

Good progress has been made in securing the government, taxation, regulatory and other third party approvals required to proceed with the demerger, with approval received from the Australian Foreign Investment Review Board and the Australian Taxation Office, amongst other third parties.

A final Board decision on the proposed demerger will be made once all necessary third party approvals are secured on satisfactory terms. On this basis, we expect to release all shareholder documentation with full details of the proposed demerger in March 2015, with a shareholder vote taking place in May.

Further information on the proposed demerger can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
South Africa	email: James.Agar@bhpbilliton.com

Lulu Letlape	Joseph Suarez
Tel:+27 113 762 375 Mobile: +27 828 206 832	Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Lulu.Letlape@bhpbilliton.com	email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 November 2014	By:	Nicole Duncan

	Name:	Nicole Duncan
	Title:	Company Secretary